Exhibit 99.1

FORM:2	CHANGE IN GENERAL COMPANY INFORMATION

WHEN TO FILE:	Within 10 days after the relevant change.
HOW:	For Companies Reporting to the Toronto TSX Office: Via fax to 416-947-4547 or via email to listedissuers@tsx.com
For Companies Reporting to the Montreal TSX Office: Via fax to 514-788-2421 or via email to listedissuers@tsx.com
QUESTIONS:

For Companies Reporting to the Toronto TSX Office:
Email listedissuers@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

A – K                    416-947-4538

L – Z                    416-947-4616

For Companies Reporting to the Montreal TSX Office: Call 514-788-2451 or via email listedissuers@tsx.com

FORM:2	Company Name:	Goldcorp Inc.	Stock Symbol:	G

Change in Head office Address / Phone / Fax / Website / Email
ADDRESS	Suite 1560 – 200 Burrard Street
STREET ADDRESS
Vancouver	BC
CITY	PROVINCE / STATE
V6C 3L6	Canada
POSTAL / ZIP CODE	COUNTRY
info@goldcorp.com	www.goldcorp.com
GENERAL EMAIL	WEBSITE

PHONE	(604) 696-3000	800-567-6223
GENERAL	TOLL FREE
FAX	(604) 696-3001
FAX

EFFECTIVE DATE OF CHANGE

FORM: 2	Company Name:	Goldcorp Inc.	Stock Symbol:	G

Change in Jurisdiction of Incorporation (Country only)

	New Jurisdiction of Incorporation		Effective Date of Change

Change in Fiscal Year-End

	New Fiscal Year-End		Effective Date of Change

Change in Interlisting Status

NOTE:  If the Company has become interlisted on another market, or has recently ceased to be listed on another market, provide the following information with respect to such other market(s). If securities of the Company are now traded (or have recently ceased to be traded) on NASDAQ, specify the market segment (e.g., National Market, SmallCap, OTC Bulletin Board or AMEX).

	Market	Trading Symbol	Class of Security	Date Listed / Date Delisted

Change in Transfer Agent & Registrar
NOTE: Every Company must maintain acceptable transfer agent services in the City of Toronto.
CIBC MELLON TRUST COMPANY (VANCOUVER)
Transfer Agent (new)
CIBC MELLON TRUST COMPANY (TORONTO)
Co-Transfer Agent (if applicable)
MELLON INVESTORS SERVICES (NEW JERSEY)
Co-Transfer Agent (if applicable)
2005-06-01
Effective Date of Change
Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Anna Tudela
PHONE / EMAIL	604-696-3023 / atudela@goldcorp.com
DATE	2005-06-02